FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 14, 2005

Buhrmann NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62

1101 BE Amsterdam ZO

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-        )

Enclosure:  Press Release dated April 14, 2005

		Buhrmann NV
		For more information:
		Buhrmann Corporate Communications
		Telephone +31 (0)20 651 10 19
PRESS RELEASE
		Analysts / investors can contact:
Date	14 April 2005	Buhrmann Investor Relations
Number	008	Carl Hoyer
		Telephone +31 (0)20 651 10 42
		carl.hoyer@buhrmann.com

BUHRMANN NV AGM 2005 APPROVED ALL RESOLUTIONS

The Annual General Meeting of Shareholders of Buhrmann NV today adopted the company’s financial statements for 2004. All proposals on the agenda have been voted for in favour.

A dividend of EUR 0.14 per ordinary share has been declared. At the option of he shareholder, the dividend will be paid either wholly in stock or in cash, payable as of Monday 2 May 2005.

In addition, the meeting approved the appointment of Messrs. G. Izeboud and B.J. Noteboom as members of the Supervisory Board. Mr. G.H. Smit has been reappointed for another term of four years.

Note to editors:

Financial calendar:
Listing ex-dividend	- 18 April 2005
Selection period	- 18 - 28 April 2005
Dividend payment	- 2 May 2005
Publication of first quarter results 2005	- 3 May 2005

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, the transition from Dutch GAAP to IFRS reporting and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 14, 2005. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements.

All IFRS information is unaudited containing details of the transitional adjustments required to present certain historical financial results of the Company under IFRS. Future presentation of this historical financial information may represent different results than those in this press release.

The transitional adjustments presented have been calculated on the basis of the specific facts of the transaction and should not be used as indicators of future adjustments between Dutch GAAP and IFRS.  IFRS statements are subject to change and should be carefully considered, and it should be understood that still factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, changes in regulations or interpretations related to the implementation and reporting under IFRS, decisions to apply a different option of presentation permitted by IFRS, and various other factors related to the implementation of IFRS. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV

	By:	/s/ F.H.J. Koffrie
Member Executive Board

	By:	/s/ H. van der Kooij
Company Secretary

Date: April 14, 2005